UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018.

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

Delta Technology Holdings Limited, a British Virgin Islands company (the “Company”) held its annual meeting of shareholders for its fiscal year ended June 29, 2018 at 10:00 p.m., E.T. (10:00 a.m., June 30, 2018, local time) at its principal executive offices in Jiangsu China. Holders of 6,002,422 shares of the Company's ordinary shares were present in person or by proxy at the annual meeting, representing approximately 47% of the total 12,660,314 outstanding ordinary shares and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual meeting as of the record date of June 8, 2018. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Election of Directors

The following individuals were elected as directors to serve on the Board of Directors (the “Board”) until the annual meeting of shareholders for the year ended June 30, 2018 or until his successor is duly elected and qualified. No broker non-votes are counted.

Director’s Name	For	Against	Abstain
Long Yi	5,947,714	11,238	43,470

Jiehui Fan	5,948,734	10,218	43,470

Linchai Zhang	5,948,734	10,218	43,470

Changguang Wu	5,947,714	11,238	43,470

Anatoly Danilitsky	5,946,734	12,218	43,470

2.	Ratification of Centurion ZD CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018

The shareholders ratified the appointment of Centurion ZD CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018. No broker non-votes are counted.

For	Against	Abstain
5,949,754	9,198	43,470

3.	Approval of the 2018 Equity Incentive Plan.

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
5,938,484	58,718	5,220

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2018

DELTA TECHNOLOGY HOLDINGS LIMITED

By:	/s/ Long Yi
Name:	Long Yi
Title:	Chief Executive Officer and Director